Lyndoch Estate Wines, Inc.
                   Suite 425, 5 Lime Street, King Street Wharf
                     Sydney, New South Wales, Australia 2000


October 12, 2004

VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

      Re:    Lyndoch Estate Wines, Inc.
             Withdrawal of Registration Statement on Form SB-2
             File No. 333-118083
             Filed: August 10, 2004

Dear Sir/Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Lyndoch Estate Wines, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 filed with the Commission on August 10, 2004 (SEC File No.333-118083) along with any exhibits filed thereto (the "Registration Statement").

This withdrawal request is based on the fact that the Company did not submit Lyndoch predecessor or legal subsidiary, Lyndoch Estates Pty Ltd's financial statements and also failed to submit the audited financial statements and pro forma financial information for Ross Estates Pty Ltd. Therefore, the Company has decided to withdraw the SB-2 Registration Statement until such time as the financial statements have been completed.

Please note that no securities were sold in connection with this offering. Lyndoch Estate Wines, Inc. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact our counsel, Anslow & Jaclin, LLP at (732) 409-1212.

Very truly yours,

LYNDOCH ESTATE WINES, INC.


By: /s/ John Lamb
---------------------------------
        John Lamb, President